UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.   )*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Mountain Crest Acquisition Corp. V

(Name of Issuer)

Common Stock, par value $0.0001 per Share

(Title of Class of Securities)

62404B 107
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Mountain Crest Global Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,940,800
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,940,800
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,940,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.50%
12	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON Suying Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,940,800
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,940,800
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,940,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.50%
12	TYPE OF REPORTING PERSON* IN

Item 1.

(a)	Name of Issuer:	Mountain Crest Acquisition Corp. V, a corporation organized under the laws of the State of Delaware (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:	311 West 43rd Street, 12th Floor, New York, NY 10036.

Item 2.

(a)	Name of Person Filing:	Mountain Crest Global Holdings LLC and Suying Liu. Suying Liu is the sole manager of Mountain Crest Global Holdings LLC.

(b)	Address of Principal Business Office or if none, Residence:

The address for this entity and individual is:

c/o Suying Liu

311 West 43rd Street, 12th Floor

New York, NY 10036

(c)	Citizenship:	Mountain Crest Global Holdings LLC – Delaware Suying Liu – China

(d)	Title of Class of Securities:	Common Stock, par value $0.0001 per share

(e)	CUSIP Number:	62404B 107

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 1,940,800

(b)	Percent of Class:

Mountain Crest Global Holdings LLC and Suying Liu beneficially own 1,940,800 shares of Common Stock. This accounts for 21.50% of the 9,025,900 shares of Common Stock outstanding as of December 23, 2021, as disclosed in the Company’s Form 10-Q filed with the SEC on December 23, 2021. Such amount does not include rights convertible into 22,300 shares of Common Stock at the closing of the Company’s initial business combination.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Mountain Crest Global Holdings LLC – 1,940,800 shares

Suying Liu - 1,940,800 shares

(ii)	shared power to vote or to direct the vote:

Mountain Crest Global Holdings LLC – 0 shares

Suying Liu - 0 shares

(iii)	sole power to dispose or to direct the disposition of:

Mountain Crest Global Holdings LLC – 1,940,800 shares

Suying Liu - 1,940,800 shares

(iv)	shared power to dispose or to direct the disposition of:

Mountain Crest Global Holdings LLC – 0 shares

Suying Liu - 0 shares

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

MOUNTAIN CREST GLOBAL HOLDINGS LLC

By:	/s/ Suying Liu
	Name:	Suing Liu
	Title:	Authorized Signatory

/s/ Suying Liu
Suying Liu